Exhibit 99.65

Mogo Finance Technology Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Independent Auditors’ Report

To the Shareholders of Mogo Finance Technology Inc.:

We have audited the accompanying consolidated financial statements of Mogo Finance Technology Inc., which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of comprehensive loss, changes in equity (deficit) and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Mogo Finance Technology Inc., its subsidiaries and the Trust as at December 31, 2017 and 2016 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards.

Winnipeg, Manitoba March 6, 2018	Chartered Professional Accountants

Mogo Finance Technology Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars)

	December 31,	December 31,
	2017	2016
Assets
Cash	40,560	18,624
Loans receivable (Note 4)	73,460	61,875
Prepaid expenses, deposits and other assets	1,827	1,380
Deferred cost (Note 6)	410	820
Investment tax credits	343	157
Property and equipment (Note 7)	3,206	3,922
Intangible assets (Note 8)	14,897	12,249
	134,703	99,027
Liabilities
Accounts payable and accruals	7,468	5,594
Other liabilities (Note 9)	1,089	1,206
Credit facilities (Note 10)	57,110	45,943
Debentures (Note 11)	39,680	40,092
Convertible debentures (Note 12)	12,864	-
Derivative financial liability (Note 22)	2,697	490
	120,908	93,325
Shareholders’ Equity
Share capital (Note 14)	71,389	45,655
Contributed surplus	6,033	3,945
Deficit	(63,627)	(43,898)
	13,795	5,702
	134,703	99,027

Approved on Behalf of the Board

Signed by “Greg Feller”	, Director

Signed by “Minhas Mohamed”	, Director

The accompanying notes are an integral part of these financial statements

Mogo Finance Technology Inc.

Consolidated Statements of Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except per share amounts)

	For the years ended December 31,
	2017	2016

Revenue
Loan fees	17,522	25,943
Loan interest	18,187	15,593
Subscription and fee based revenue	12,972	8,334
	48,681	49,870
Cost of revenue
Provision for loan losses, net of recoveries (Note 4)	11,409	15,683
Transaction costs	4,463	3,478
	15,872	19,161
Gross profit	32,809	30,709
Operating expenses
Technology and development	11,373	10,114
Customer service and operations	7,265	7,230
Marketing	6,854	6,724
General and administration	10,289	10,335
Total operating expenses	35,781	34,403
Loss from operations	(2,972)	(3,694)
Other expenses
Funding interest expense (Note 10)	7,178	6,120
Corporate interest expense (Note 11, 12)	7,503	6,260
Unrealized foreign exchange gain	(379)	(217)
Unrealized loss (gain) on derivative liability	2,207	(90)
Store closure and related expenses (Note 16)	118	1,506
One-time non-recurring expenses	195	-
Other financing income	(64)	(182)
	16,758	13,397
Loss before income taxes	(19,730)	(17,091)
Provision (refund) for income taxes (Note 13)	(1)	1
Loss and comprehensive loss	(19,729)	(17,092)

Loss per share (Note 17)
Basic and fully diluted	(1.07)	(0.94)
Weighted average number of basic and fully diluted common shares (in 000’s)	18,381	18,251

The accompanying notes are an integral part of these financial statements

Mogo Finance Technology Inc.

Consolidated Statements of Changes in Equity (Deficit)

(Expressed in thousands of Canadian Dollars)

	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2015	45,314	1,518	(26,806)	20,026
Loss and comprehensive loss	-	-	(17,092)	(17,092)
Stock based compensation	-	1,067	-	1,067
Options exercised	341	(93)	-	248
Issuance of warrants	-	1,453	-	1,453
Balance, December 31, 2016	45,655	3,945	(43,898)	5,702
Loss and comprehensive loss	-	-	(19,729)	(19,729)
Shares issued, net (Note 14)	24,397	-	-	24,397
Shares issued - convertible debentures (Note 12)	814	-	-	814
Stock based compensation	-	1,343	-	1,343
Options exercised	250	(102)	-	148
Restricted share units (“RSUs”) vested	273	(273)	-	-
Equity component of convertible debentures (Note 12)	-	973	-	973
Amortization of warrants	-	147	-	147
Balance, December 31, 2017	71,389	6,033	(63,627)	13,795

The accompanying notes are an integral part of these financial statements

Mogo Finance Technology Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

	Years ended December 31,
	2017	2016

Cash provided by (used in) the following activities:

Operating activities
Loss and comprehensive loss	(19,729)	(17,092)
Depreciation and amortization	3,488	2,043
Amortization of deferred finance costs	525	483
Amortization of marketing setup fee	410	410
Accretion of convertible debentures	395	-
Non-cash store closure cost	118	1,180
Provision for loan losses	13,343	16,988
Stock based compensation expense	1,343	1,067
Unrealized loss (gain) on derivative liability	2,207	(90)
Non-cash warrant expense	147	254
Unrealized foreign exchange gain	(403)	(234)
	1,844	5,009
Changes in working capital accounts
Loans receivable	(24,927)	(17,095)
Investment tax credits	(186)	1,459
Prepaid expenses, deposits and other assets	(462)	(236)
Deferred cost	-	(1,230)
Accounts payable and accruals	2,489	(430)
Other liabilities	(116)	(214)
Net cash used in operating activities	(21,358)	(12,737)

Investing activities
Purchases of property and equipment	(404)	(934)
Investment in intangible assets	(5,017)	(6,402)
Net cash used in investing activities	(5,421)	(7,336)

Financing activities
Net proceeds from issuance of convertible debentures	13,528	-
Net proceeds from issuance of common shares	24,397	-
Advances from credit facility	10,852	5,701
Credit facility financing costs	(210)	(625)
Options exercised	148	247
Issuance of warrants	-	1,650
Net cash provided by financing activities	48,715	6,973

Increase (decrease) in cash resources	21,936	(13,100)
Cash, beginning of year	18,624	31,724
Cash, end of year	40,560	18,624

The accompanying notes are an integral part of these financial statements

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2017 and 2016

1.	Nature of operations

Mogo Finance Technology Inc. (“Mogo”) (the "Company") was incorporated under the Business Corporations Act (British Columbia) on August 26, 2003. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “MOGO”.

Mogo – a Vancouver-based financial technology company - is focused on building the leading digital financial platform in Canada and empowering consumers with simple solutions to help them improve their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to 5 products including free credit score monitoring, identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages and personal loans. The platform is engineered to deliver multiple financial products at scale through one account and enable the rapid launch of new features and products, including the Company's recently announced MogoCrypto account which is expected to launch in 2018. With more than 500,000 members and growing, Mogo continues to execute on its vision of becoming the leading financial brand and platform for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

2.	Basis of presentation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The policies applied in these consolidated financial statements were based on IFRS issued and outstanding at December 31, 2017.

The Company presents its consolidated statement of financial position on a non-classified basis in order of liquidity.

These consolidated financial statements for the years ended December 31, 2017 and December 31, 2016 were authorized for issue by the Board of Directors on March 6, 2018.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities including forecasting future cash flows. Management has reviewed their plan with the Directors and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Directors have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, (ii) global capital markets, and (iii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt and equity funding programmed into the model.

For these reasons, the Company continues to adopt a going concern basis in preparing the consolidated financial statements.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries and structured entity. The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Mogo Blockchain Technology Inc., Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. and its structured entity, Mogo Finance Trust (the “Trust”). The financial statements of the subsidiaries and the Trust are prepared for the same reporting period as the Company, using consistent accounting policies.

All inter-company balances, income and expenses and unrealized gains and losses resulting from inter-company transactions are eliminated in full.

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Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2017 and 2016

3.	Significant accounting policies

Revenue recognition

Revenue is comprised of loan fees related to loan origination, interest on loans outstanding and subscription and fee based revenue. Subscription and fee based revenue is comprised of loan insurance revenues, MogoCard revenue, account fees, nonsufficient funds fees, mortgage brokerage commission, and MogoProtect revenue. The Company recognizes interest income, loan fees, nonsufficient funds fees, and any other fees or charges permitted by applicable laws and pursuant to the agreement with the borrower. For short-term loans that the Company offers, loan fees are recognized when assessed to the customer. For line of credit accounts, interest is recognized during the period based upon the balance outstanding and the contractual interest rate, and fees are recognized when assessed to the customer. For installment loans, revenue is recognized on an effective interest basis over the term of the loan and fees are recognized when assessed to the customer. Non-sufficient funds fees are recognized when the underlying transactions have been completed and collection is reasonably assured. Mortgage brokerage commissions are recognized once the mortgage is funded by the third party lender. Revenue from MogoCard and MogoProtect are recognized when services are rendered.

We record revenue on a net basis for those sales in which we have in substance acted as an agent or broker in the transaction.

Cost of revenue

Cost of revenue consists of provision for loan losses and transaction costs. Transaction costs are expenses that relate directly to the acquisition and processing of new customers (excluding marketing) and include such expenses as payment for processing fees, credit scoring fees, loan system transaction fees, insurance commission expense and issuance costs and fees related to the MogoCard program.

Loans receivable

Loans receivable consist of unsecured short-term loans, installment loans and lines of credit. Loans receivable are reported net of an allowance for loan losses.

The Company maintains an allowance for loan losses that reduces the carrying value of loans identified as impaired to their estimated realizable amounts.

Loans classified as impaired include loans for which collection of interest and principal payments are in doubt. Loans are also considered impaired if, in management's view, there is no longer reasonable assurance of timely collection for the full amount of principal and interest.

Financial Instruments

Recognition and measurement

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on the instrument’s classification.

The Company has implemented the following classifications:

Cash consists of cash on hand and demand deposits.

Loans receivable are classified as “loans and receivables” and are initially recognized at fair value. Loans receivable are subsequently measured at amortized cost using the effective interest method, less any allowance for loan losses.

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Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (Continued from previous page)

Accounts payable and accruals, deferred revenue, credit facilities, debentures, and convertible debentures are classified as “other financial liabilities” and are initially recorded at fair value, net of any transaction costs incurred. Subsequently, these items are measured at amortized cost using the effective interest method.

Derivative financial liabilities are classified as “financial liabilities at fair value through profit or loss” and are initially and subsequently measured at fair value. The changes in fair value are recorded as a gain or loss in the consolidated statements of comprehensive loss.

Impairment of financial assets

Financial assets are assessed at each reporting date to determine whether there is any objective evidence that they are impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events has had a negative effect on the estimated future cash flows of that asset. An impairment loss is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at their original effective interest rate.

The allowance for loan losses is a provision that is netted against gross loans receivable on the Company’s statements of financial position. The allowance for loan losses provides for a portion of future charge offs that have not yet occurred within the portfolio of loans receivable that exist at the reporting date. It is determined by the Company using a standard calculation that considers i) the relative maturity of the loans within the portfolio, ii) the long-term expected charge off rates based on actual historical performance and iii) the long-term expected charge off pattern (timing) for a vintage of loans over their life based on actual historical performance. The allowance for loan losses essentially estimates the charge offs that are expected to occur over the subsequent six month period for loans that existed as of the statement of financial position date. Loan balances which are delinquent greater than 180 days are written off against the allowance for loan losses.

Impairment losses are recognized in consolidated statements of comprehensive loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized.

Property and equipment

All property and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment.

All assets having limited useful lives are depreciated using the declining balance method at rates intended to depreciate the cost of assets over their estimated useful lives except leasehold improvements, which are depreciated over the term of lease.

The depreciation rate for each class of asset during the current and comparative period are as follows:

Rate
Computer equipment	30%
Furniture and fixtures	20%
Leasehold improvements	Term of lease

The useful lives of items of property and equipment are reviewed periodically and the useful life is altered if estimates have changed significantly.

Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment losses. Intangible assets include both internally generated and acquired software with finite useful lives. Internally generated software costs primarily consist of salaries and payroll-related costs for employees directly involved in the development efforts and fees paid to outside consultants. Amortization is recorded at rates intended to amortize the cost of the intangible assets over their estimated useful lives as follows:

Rate
Software - Internally generated	5 years straight line
Software - Acquired	30% declining balance

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Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (Continued from previous page)

Development costs, including those related to the development of software, are recognized as an intangible asset when the Company can demonstrate:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	its intention to complete and its ability to use or sell the asset;
•	how the asset will generate future economic benefits;
•	the availability of resources to complete the asset; and
•	the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. During the period of development, the asset is tested for impairment annually.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating units (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGU’s for which a reasonable and consistent allocation basis can be identified. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Foreign currencies

Transactions in foreign currencies are initially recorded at the foreign currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of the Company at the rates prevailing on the balance sheet date.

For the purpose of presenting consolidated financial statements, the assets and liabilities of foreign operations with a functional currency other than Canadian dollars are translated into Canadian dollars using exchange rates prevailing as at the balance sheet date.

Leases

Leases which do not transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item are classified as operating leases. Leases entered into by the Company are solely operating leases, with costs recognized within general and administration expenses, and customer service and operations expenses in the consolidated statements of comprehensive loss in the period incurred.

10

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (Continued from previous page)

Income taxes

Income tax expense is comprised of current and deferred tax. Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Investment tax credits

The benefits of investment tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditure is made, providing there is reasonable assurance of recovery.

Provisions

Provisions are recognized when the Company has a legal or constructive obligation that is the result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risk specific to the obligation.

Earnings per share

The computation of earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share are computed in a similar way to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares assuming the exercise of share options or warrants, if dilutive.

Share-based payments

The Company measures equity settled stock options granted based on their fair value at the grant date and recognizes compensation expense over the vesting period. Measurement inputs include the Company’s share price on the measurement date, the exercise price of the option or warrant, the expected volatility of the Company’s shares, the expected life of the options or warrants, and the risk-free rate of return. Dividends are not factored in as the Company does not expect to pay dividends in the foreseeable future. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payments transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

Restricted Share Unit (“RSU”) Plan

For each RSU granted, compensation expense is recognized equal to the market value of one common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus for equity-settled RSUs.

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Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (Continued from previous page)

Significant accounting judgements, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and disclosures.

Significant accounting judgements

The following are the critical judgements, apart from those involving estimations that have been made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Capitalization of intangible assets

In applying its accounting policy for costs incurred during the development phase for new software, the Company must determine whether the criteria for capitalization have been met. The most difficult and subjective estimate is whether a project will generate probable future economic benefits. Management considers all appropriate facts and circumstances in making this assessment including historical experience, costs and anticipated future economic conditions.

Significant accounting estimates and assumptions

These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

These estimates and assumptions are reviewed periodically and, the effect of a change in accounting estimate or assumption is recognized prospectively by including it in the consolidated statement of comprehensive loss in the period of the change and in any future periods affected.

The areas where estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Valuation of long-lived assets and asset impairment

Estimated useful lives of property and equipment and intangible assets are based on management’s judgment and experience.

When management identifies that the actual useful lives for these assets differ materially from the estimates used to calculate depreciation and amortization, that change is adjusted prospectively. Due to the significant investment in intangible assets by the Company, variations between actual and estimated useful lives could impact operating results both positively and negatively. Asset lives, depreciation and amortization methods, and residual values are reviewed periodically.

The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment indicated by such factors as significant changes in technological, market, economic or legal environment, business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates either the value in use or fair value less costs to sell.

Allowance for loan losses

Our provision for loan losses consists of amounts charged to comprehensive loss during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our existing loan portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, and general economic conditions. The methodology and assumptions used in setting the loan loss allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

Fair value of share-based payments

The Company uses the Black-Scholes valuation model to determine the fair value of equity-settled stock options. Management exercises judgment in determining certain inputs to this model including the expected life of the options, expected volatility and forfeiture rates, and expected dividend yield. Variation in actual results for any of these inputs will result in a different fair value of the stock option as compared to the original estimate.

12

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (Continued from previous page)

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Investment tax credits

The Company makes claims for Scientific Research and Experimental Development (“SRED”) expenditures. An estimate of the amounts to be received based on SRED claims filed or pending filing are included in investment tax credits (“ITCs”) on the consolidated statement of financial position. Judgment is required in the determination of qualifying expenses. The final determination of qualifying expenses is not known until acceptance by tax authorities. IFRS requires the Company to estimate the ultimate collection of these credits. Actual collection may be materially different than what is recorded in the consolidated financial statements. The balance outstanding of $343 (2016 - $157) is related to our 2015 claim, which has been filed with the CRA.

Derivative financial liability

Warrants issued with a cashless exercise option are recorded at fair value and classified as a derivative financial liability. The liability is initially measured at estimated fair value with subsequent changes in fair value recorded as a gain or loss in the consolidated statement of loss. As the warrants are exercised, the value of the recorded liability will be included in share capital along with the proceeds from the exercise. If these warrants expire, the related liability is reversed through the consolidated statement of loss.

Recent IFRS standards and interpretations adopted in 2017

We adopted the following new accounting standards and amendments, which are effective for our interim and annual consolidated financial statements commencing January 1, 2017. These changes did not have a material impact on our financial results.

Amendments to IAS 7, Statement of Cash Flows. In January 2016, the IASB issued an amendment to this standard to provide guidance on disclosure of information enabling users to evaluate changes in liabilities arising from financing activities.

New IFRS standards and interpretations not yet applied

Certain new standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2018 or later periods that the Company has decided not to early adopt, and which management is currently assessing the impact of. The new IFRS standards not yet applied include:

IFRS 9, Financial Instruments

This standard is part of the IASB’s wider project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. IFRS 9 also contains new guidance in relation to impairment and hedge accounting and is effective for reporting periods beginning on or after January 1, 2018.

The new impairment standard within IFRS 9 will have the most significant impact on the financial services industry. This new guidance lays out an expected credit loss (ECL) model which requires the recognition of a portion of expected credit losses from the date the financial instrument is first recognized, and the recognition of lifetime expected credit losses if the financial instrument has experienced a significant increase in credit risk (SICR) since initial recognition.

13

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2017 and 2016

3.	Significant accounting policies (Continued from previous page)

New IFRS standards and interpretations not yet applied (Continued from previous page)

IFRS 9, Financial Instruments (Continued from previous page)

The Company is in the process of refining and validating its impairment models with respect to the measurement of expected credit losses, and establishing appropriate triggers to determine when a SICR has occurred. The ECL models will incorporate probability-weighted loss outcomes, considering relevant information about past, current and forecasted future events where applicable. The assessment of a SICR will involve the use of specific attributes to identify financial instruments that have experienced changes in their probability of default subsequent to initial recognition.

The Company has established a project team to oversee the transition to IFRS 9, develop governance frameworks for new processes, update its accounting policies, and refine the calculation and application of ECL in order to assess the quantitative impact of the adoption.

As of December 31, 2017, the Company’s allowance for loan loss is $7.4 million or 9.2% of gross loans receivable. The Company estimates the adoption of IFRS 9 and the expected credit loss methodology, subject to refinement, will result in an increase of approximately $4.0 million to $5.0 million or an increase of 4.9% to 6.2% as a percentage of receivables. This one-time opening balance sheet increase to the allowance for loan losses will also result in an adjustment to retained earnings. The increase in the allowance is not indicative of a change in the expected recovery value of the underlying loans receivable but rather a function of extending the allowance for loan losses to provide for expected future losses over a longer future time frame. As a result of the transition, the Company also expects some ongoing impacts to the consolidated statement of comprehensive loss which are dependent on the growth rate of the loan portfolio.

It is important to note that the adoption of IFRS 9 in 2018 will not directly impact the net charge-off rate of the Company’s loan portfolio which will be driven by borrowers’ credit profile and behaviour. The Company will continue to write off loan balances that are delinquent greater than 180 days. Likewise, the cash flows used in and generated by the Company’s loan portfolio will not be impacted by the adoption of IFRS 9 as the periodic increase in the allowance for loan losses as a result of growth in the consumer loans receivable is a non-cash item.

Management continues to monitor and refine certain elements of the IFRS 9 loan impairment process in advance of Q1 2018 reporting. All estimates reported above with respect to the expected impact of the adoption of IFRS 9 are preliminary and are subject to change and adjustment as the Company’s transition to IFRS 9 is completed. The Company is on track to finalize its analytical and systems work and complete the implementation of IFRS 9 within the required timeframe.

IFRS 15, Revenue from Contacts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. IFRS 15 supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various International Financial Reporting Interpretative Committee (“IFRIC”) and Standards Interpretations Committee (“SIC”) interpretations regarding revenue.

Adoption of IFRS 15 is mandatory and will be effective for the Company beginning on January 1, 2018, with earlier adoption permitted.

The new standard includes a five-step recognition and measurement approach, requirements for accounting for contract costs and enhanced disclosure requirements. The Company is in the process of analyzing the requirements under the new standard. Currently, the Company does not expect the implementation of IFRS 15 to have a material impact on its consolidated financial statements.

IFRS 16, Leases

This standard replaces IAS 17, Leases, and requires lessees to account for leases on the statement of financial position by recognizing a right of use asset and a lease liability. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

14

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2017 and 2016

4.	Loans receivable

Loans receivable represent unsecured short-term loans, lines of credit, and installment loans advanced to customers in the normal course of business. The terms of the loans vary from 14-30 days typically for short-term loans, 1 year for lines of credit, and 2-5 years for installment loans. As the installment loans are issued with maturity dates beyond one year, they are considered non-current. The breakdown of the Company’s gross loans receivable as at December 31, 2017 and December 31, 2016 is as follows:

	2017	2016
Current	46,977	40,000
Non-Current	33,917	29,186
	80,894	69,186

Age analysis of loans receivable	2017	2016
Not past due	73,965	61,648
1-30 days past due	1,546	1,338
31-60 days past due	1,296	1,205
61-90 days past due	1,183	1,223
91-120 days past due	940	1,067
121-150 days past due	941	1,337
151-180 days past due	1,023	1,368
Greater than 180 days past due	-	-
Gross loans receivable	80,894	69,186
Allowance for loan losses	(7,434)	(7,311)
Loans receivable, net	73,460	61,875

Allowance for loan losses	2017	2016
Balance, beginning of year	7,311	6,567
Provision for loan losses	13,343	16,988
Charge offs	(13,220)	(16,244)
Balance, end of year	7,434	7,311

The provision for loan losses in the consolidated statement of comprehensive loss is recorded net of recoveries of $1,934 (2016 - $1,305).

5.	Related party transactions

Debenture balances include $3,145 (2016 - $2,638) due to related parties, including shareholders, Company officers and management. Interest incurred on related party debenture balances during the year totalled $498 (2016 - $388).

All transactions were conducted in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key management personnel

Key management personnel (“KMP”) are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. Key management personnel consists of officers and directors.

Aggregate compensation of KMP during the year consisted of:

	2017	2016
Salary and short term benefits	3,281	3,111
Share – based payments	632	613
	3,913	3,724

15

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2017 and 2016

6.	Deferred cost

The Company and Postmedia Network Inc. (“Postmedia”) have entered into a three year Marketing Collaboration Agreement (the “Postmedia Agreement”) effective January 25, 2016, where Postmedia will provide Mogo with a minimum value of $50 million of promotional commitments in exchange for entering into a revenue sharing arrangement with Mogo. The Postmedia Agreement can be terminated under certain circumstances by either party after the first anniversary. The initial term may be extended by a further two years by mutual consent.

Mogo will be able to use the promotional commitments to market and advertise its products and services across more than 200 of Postmedia’s print, media, and online properties across Canada. During the term of the Postmedia Agreement, Mogo will pay Postmedia a performance based revenue share equal to 4% of its annual revenue up to $50 million and 11% of incremental revenues above $50 million per annum subject to certain adjustments in accordance with the terms and conditions of the Postmedia Agreement. Mogo paid Postmedia a one-time program setup fee of $1,171 plus tax, which is being amortized over the life of the Postmedia Agreement. The remaining balance as at December 30, 2017 is $410 (December 31, 2016 - $820).

7.	Property and equipment

	Computer	Furniture and	Leasehold
	equipment	fixtures	improvements	Total

Cost
Balance at December 31, 2015	1,904	1,799	2,386	6,089
Additions	423	21	491	935
Disposal	(260)	(235)	(285)	(780)
Balance at December 31, 2016	2,067	1,585	2,592	6,244
Additions	271	30	65	366
Disposal	(1)	(115)	(148)	(264)
Balance at December 31, 2017	2,337	1,500	2,509	6,346
Accumulated depreciation
Balance at December 31, 2015	866	569	415	1,850
Additions	366	242	431	1,039
Disposal	(201)	(199)	(167)	(567)
Balance at December 31, 2016	1,031	612	679	2,322
Additions	357	168	457	982
Disposal	(1)	(32)	(131)	(164)
Balance at December 31, 2017	1,387	748	1,005	3,140
Net book value
At December 31, 2016	1,036	973	1,913	3,922
At December 31, 2017	950	752	1,504	3,206

Depreciation of leasehold improvements are included in general and administration expenses. Depreciation expense for all other property and equipment are included in technology and development costs. As at December 31, 2017, the carrying value of assets not being depreciated is $nil (December 31, 2016 - $70).

16

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2017 and 2016

8.	Intangible assets

	Internally	Internally
	generated –	generated –	Vendor
	Completed	In Process	Purchases	Total

Cost
Balance at December 31, 2015	2,301	6,311	3,259	11,871
Additions	-	6,314	88	6,402
Disposal	-	-	(7)	(7)
Transfers	6,292	(6,292)	-	-
Balance at December 31, 2016	8,593	6,333	3,340	18,266
Additions	-	5,143	11	5,154
Transfers	7,935	(7,935)	-	-
Balance at December 31, 2017	16,528	3,541	3,351	23,420
Accumulated depreciation
Balance at December 31, 2015	2,300	-	2,719	5,019
Additions	822	-	182	1,004
Disposal	-	-	(6)	(6)
Balance at December 31, 2016	3,122	-	2,895	6,017
Additions	2,369	-	137	2,506
Disposal	-	-	-	-
Balance at December 31, 2017	5,491	-	3,032	8,523
Net book value
At December 31, 2016	5,471	6,333	445	12,249
At December 31, 2017	11,037	3,541	319	14,897

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets is included in technology and development costs.

9.	Other liabilities

	2017	2016
Deferred lease inducement	339	456
Marketing incentive	750	750
	1,089	1,206

Deferred lease inducement relates to incentive provided by landlord for our corporate office in Vancouver. Marketing incentive relates to the funds provided by one of our partners for joint marketing efforts.

17

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2017 and 2016

10.	Credit facilities

The Company currently has two credit facilities, the “Credit Facility – Liquid”, which is used to finance the Company’s Liquid loan products, and the “Credit Facility – Other”, which is used to finance other products, including the Company’s short-term Zip and Mini loan products.

On September 1, 2015 the Company entered into the Credit Facility – Liquid through a special purpose entity called Mogo Finance Trust. The Credit Facility – Liquid consists of a term loan that authorizes an operating line for a maximum of $50 million and matures on August 31, 2020. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The amount drawn on the facility as at December 31, 2017 was $29,439 (December 31, 2016 – $22,017) with unamortized deferred financing costs of $887 (December 31, 2016 – $1,219) netted against the amount owing. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%). As at December 31, 2017, LIBOR was 1.56% (December 31, 2016 – 0.77%). Interest expense on the Credit Facility - Liquid is included in funding interest expense in the consolidated statement of comprehensive loss.

On September 25, 2017, the Company finalized a new senior secured credit facility of up to $40 million (“Credit Facility – Other”), which was used to repay and replace Mogo’s previous $30 million “Credit Facility – ST” entered into on February 24, 2015. This transaction resulted in the extinguishment of the Credit Facility – ST. The Credit Facility – Other matures on July 2, 2020, compared to the maturity date of July 2, 2018 under the previous facility. The amount drawn on the new facility as at December 31, 2017 was $28,749 (December 31, 2016 – $nil) with unamortized deferred financing costs of $191 (December 31, 2016 – $nil) netted against the amount owing. The new facility bears interest at a variable rate of LIBOR plus 12.50% (with a LIBOR floor of 2.00%), a decrease from the variable rate of LIBOR plus 13.00% (with a LIBOR floor of 2.00%) under the previous facility. If Credit Facility – Other is increased beyond $40 million, the incremental portion of the facility will have a variable rate of LIBOR plus 11.00% (with a LIBOR floor of 2.00%). Consistent with the previous facility, there is a 0.33% fee on the available but undrawn portion of the facility, up to $40 million.

Both credit facilities are subject to certain covenants and events of default. As of December 31, 2017, the Company is in compliance with these covenants.

11.	Debentures

Debentures require interest only payments and bear interest at monthly rates ranging between 1.00 % and 1.52% (2016 – 1.00% and 1.52%) with principal amounts due at various periods up to December 23, 2021. Debentures are subordinated to the Credit Facility – Other and are secured by the assets of the Company. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the maturity date of such debentures to the earlier of, the repayment of the Credit Facility – Other or July 2, 2020, the maturity date of such credit facility. Interest expense on the debentures is included in corporate interest expense in the consolidated statement of comprehensive loss.

	2017	2016
Series A	19,974	20,347
Series B	1,893	1,893
Series C	1,023	400
Series D	77	50
Series E	150	150
Series F	300	450
Series AA	2,981	3,450
Series BB	1,723	1,723
Series CC	7,923	7,923
Series EE	1,285	2,485
Series FF	170	170
Series 1C	2,181	1,051
	39,680	40,092

18

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2017 and 2016

11.	Debentures (Continued from previous page)

In the event that the Credit Facility – Other is repaid before the maturity date, and existing debentures have not previously extended their maturity date, then the debenture balance currently reported as repayable in 2020 will have the following contractual repayment dates:

	2017	2016
2017	2,949	-
2018	14,054	21,532
2019	17,098	17,135
2020	5,079	925
2021	500	500
	39,680	40,092

12.	Convertible debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of one thousand dollars per debenture. The interest is payable semi-annually on November 30 and May 31. The convertible debentures are subordinated to existing credit facilities, but senior to all other secured and subordinated indebtedness, and are secured by the assets of the Company. The maturity date of the convertible debentures is June 6, 2020. The convertible debentures will be convertible, at the option of the holder, in whole or in part, into common shares of the Company at any time before the maturity date at a price of $5.00 per common share (the “Conversion Price”).

Principal and interest is payable in cash or, at the Company’s option, subject to regulatory approval and provided no events of default have occurred, in common shares of the Company issued at a price equal to the volume weighted average trading price (“VWAP”) of the common shares for the 20 trading days ending on the fifth day prior to the maturity date or the date on which the Interest payment is due, as applicable.

Prepayment

The Company may, at its option any time after 12 months from the closing date and at any time prior to maturity, subject to regulatory approval and provided that no events of default have occurred, prepay the convertible debentures in whole or in part, plus accrued interest, in cash. If the prepayment occurs:

(i)	within 24 months of the closing date, then the debenture holders are entitled to receive (1) an additional payment equal to 5% of the prepayment amount and (2) the interest that would have accrued from the date of prepayment to, but excluding, the day that is 24 months from the closing date; or
(ii)	after 24 months of the closing date but prior to the maturity date, then the debenture holders are entitled to receive the interest that would have accrued from the date of prepayment to, but excluding, the maturity date.

Early Conversion

The Company may at any time that the 20-day VWAP of the common shares exceeds 115% of the Conversion Price, subject to regulatory approval and provided no events of default have occurred, convert the convertible debentures in whole or in part, including any accrued interest, to common shares at the Conversion Price of $5.00 per common share. If early conversion occurs within 12 months of the closing date, the Conversion Price will be reduced to $4.25 per common share, and debenture holders will be entitled to receive the interest that would have been accrued during the 12 month period from the closing date.

On the date of issuance, the gross proceeds of $15.0 million were first allocated to the debt component of the convertible debentures by discounting the future principal and interest payments at the prevailing interest rate at the date of issuance for a similar non-convertible debt instrument. The difference between gross proceeds and the debt component, or residual value, was then allocated to contributed surplus within shareholders’ equity. Transaction costs were allocated to the debt and equity components on a pro-rata basis, and amortized as a component of accretion of the convertible debenture.

19

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2017 and 2016

12.	Convertible debentures (Continued from previous page)

	Liability component of	Equity component of
	convertible	convertible	Net book value,	Net book value,
	debentures	debentures	December 31, 2017	December 31, 2016
Convertible debentures	13,822	1,083	14,905	-
Transaction costs	(1,362)	(110)	(1,472)	-
Net proceeds	12,460	973	13,433	-
Accretion in carrying value of debenture liability	404	-	404	-
	12,864	973	13,837	-

Interest expense, which includes interest payable and the accretion of the convertible debenture, in the amount of $1,248 for the year ended December 31, 2017 (2016 – $nil) is included in corporate interest expense in the consolidated statement of comprehensive loss.

During 2017, the Company issued 122,655 shares in lieu of interest payable of $727 and 19,000 shares for the conversion of $87 of principal.

13.	Income taxes

(a)	Provision for Income taxes

The major components of provision for income taxes are as follows:

	2017	2016

Current tax expense	(1)	1
Provision for income taxes	(1)	1

The reconciliation of the provision for income taxes to the amount of income taxes calculated using statutory income tax rates applicable to the Company in Canada is as follows:

	2017	2016

Canadian federal and provincial recovery of income taxes using statutory rate of 27% (2016 – 27%)	(5,381)	(4,615)
Change in unrecognized deductible temporary differences and unused tax losses	4,397	4,262
Permanent differences and other	983	354

Provision for income taxes	(1)	1

(b)	Deferred tax assets

As at December 31, the Company’s deferred tax assets are as follows:

	2017	2016

Unused tax losses	776	379
	776	379

20

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2017 and 2016

13.	Income tax (Continued from previous page)

(c)	Deferred tax liabilities

As at December 31, the Company’s deferred tax liabilities are as follows:

	2017	2016

Convertible debenture	233	-
Deferred cost	111	221
Intangible assets	250	-
Investment tax credits	-	8
Property and equipment	182	150
	776	379

(d)	Deductible temporary differences and unused tax losses

As at December 31, the Company has deductible temporary differences for which no deferred tax assets are recognized as follows:

	2017	2016

Intangible assets	1,412	2,772
Debentures	1,123	1,578
Financing costs	4,161	3,944
Research and development expenditures	1,342	1,437
Other	326	731

As at December 31, the company has unused tax losses for which no deferred tax assets are recognised as follows:

		2017	2016

Expires	2024	610	610
Expires	2025	1,075	1,075
Expires	2026	2,136	2,136
Expires	2027	5,203	5,203
Expires	2028	2,064	2,064
Expires	2029	4,663	4,663
Expires	2030	3,698	3,698
Expires	2031	1,614	1,614
Expires	2032	4,849	4,849
Expires	2033	10,454	10,613
Expires	2034	7,416	7,416
Expires	2035	9,835	11,151
Expires	2036	19,008	19,008
Expires	2037	19,824	-
		92,449	74,100

21

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2017 and 2016

14.	Share capital

The Company’s authorized share capital is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in one or more series, the latter of which was approved by the Company’s shareholders on September 15, 2017. The Board is authorized to determine the rights and privileges and number of shares of each series.

On December 28, 2017, the Company issued 3,750,000 common shares for proceeds of $24,397, net of issuance costs. As at December 31, 2017, there are 22,274,729 common shares and no preferred shares issued and outstanding.

	Number of
Issued and outstanding common shares	Shares (000s)	Amount
Balance, December 31, 2015	18,162	45,314
Shares issued on exercise of options	118	341
Balance, December 31, 2016	18,280	45,655
Shares issued	3,750	24,397
Shares issued – vested RSUs	41	273
Shares issued – conversion of convertible debentures	142	814
Shares issued – exercise of options	62	250
Balance, December 31, 2017	22,275	71,389

15.	Expenses by nature

	2017	2016
Personnel expense	23,169	25,150
Depreciation and amortization	3,488	2,043
Premises	1,053	1,235

16.	Store closure and related expenses

Effective March 8, 2016, the Company closed all eight legacy retail stores to align operations with Mogo’s strategic goal of building the leading digital financial brand in Canada. In 2016, as a result of these closures, the Company incurred $1,506 of store closure costs. The store closure costs included a write-down of property and equipment in the amount of $213. As of December 31, 2017, accounts payable and accruals includes $274 of lease termination costs (December 31, 2016 - $623) that resulted from these store closures.

In 2017, the Company relocated one of its offices and recorded store closure costs of $118 related to the termination of the lease agreement at its old location.

17.	Loss per share

Loss per share is based on consolidated comprehensive loss for the year divided by the weighted average number of shares outstanding during the year. Diluted loss per share is computed in accordance with the treasury stock method and based on the weighted average number of shares and dilutive share equivalents.

The calculated weighted average number of common shares issued and outstanding are based on the post share consolidation common shares for all periods presented.

The following reflects consolidated comprehensive loss and weighted average number of shares used in the basic and diluted loss per share computations:

	2017	2016
Loss attributed to shareholders	(19,729)	(17,092)
Basic weighted average number of shares (in 000s)	18,381	18,251
Basic and diluted loss per share	(1.07)	(0.94)

The outstanding stock options and warrants were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

22

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2017 and 2016

18.	Capital management

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern and to deploy capital to provide future investment return to its shareholders.

The Company sets the amount and type of capital required relative to its assessment of risk and makes adjustments when necessary to respond to changes to economic conditions, the risk characteristics of the underlying assets, and externally imposed capital requirements. In order to maintain or modify its capital structure, the Company may issue new shares, seek other forms of financing, or sell assets to reduce debt.

The Company manages the following as capital:

	2017	2016
Share Capital	71,389	45,655
Deficit	(63,627)	(43,898)
Debentures	39,680	40,092
Convertible debenture	12,864	-
Credit facilities	57,110	45,943

There have been no changes in the Company’s capital management objectives, policies and processes during the year. There are certain capital requirements of the Company resulting from the Company’s credit facility that include financial covenants and ratios. Management uses these capital requirements in the decisions made in managing the level and make-up of the Company’s capital structure. The Company is in compliance with all of the financial covenants as at December 31, 2017.

Changes in the share capital of the Company over the year ended December 31, 2017 are mainly attributed to the issuance of new shares, conversion of stock options and RSUs, and conversion of convertible debentures and related interest as disclosed in Note 14 – Share Capital.

19.	Fair value of financial instruments

Assets and liabilities recorded at fair value in the consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

• Level 1:	Unadjusted quoted prices in an active market for identical assets and liabilities.

• Level 2:	Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets. Level 2 inputs include quoted prices for assets in markets that are considered less active.

• Level 3:	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

During the year ended December 31, 2017, there were no transfers of assets or liabilities within the fair value hierarchy levels.

The fair value of cash, current loans receivable, accounts payable and accruals, and other liabilities is approximated by their carrying amount due to their short-term nature.

The fair value of the Company’s non-current loans receivable is determined by discounting expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms, which are classified as Level 3 input within the fair value hierarchy.

The fair values of the Company’s debentures and convertible debentures are estimated using discounted cash flows based upon the Company’s current borrowing rates for similar borrowing arrangements, which are classified as Level 2 inputs within the fair value hierarchy. The carrying values of debentures approximates its fair value as new debt granted with similar risk profiles bear similar rates of return.

23

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2017 and 2016

19.	Fair value of financial instruments (Continued from previous page)

The fair values of the Company’s derivative financial liability is determined using the Black Scholes option pricing model and is classified as Level 2.

Management has determined that the fair values of the credit facilities do not materially differ from its carrying values as the facilities are subject to a floating interest rate, effecting current market conditions, and there have been no significant changes in the Company’s risk profile since issuance of the credit facilities.

	2017		2016
	Total Fair Value	Total Carrying Value	Total Fair Value	Total Carrying Value
Loans Receivable – Non - Current (Level 3)	36,567	33,917	31,798	29,186

20.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks, as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services.

However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on-going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The maximum exposure to liquidity risk is represented by the carrying amount of accounts payable and accruals, credit facility, debentures and convertible debentures which total $117,122 (2016 – $93,022).

The following table summarizes the Company's financial liabilities with corresponding maturity:

	2017	2018	2019	2020	2021	Thereafter	Total
Accounts payable and accruals	7,468	-	-	-	-	-	7,468
Credit facility	-	-	-	57,110	-	-	57,110
Debentures	-	-	-	39,180	500	-	39,680
Convertible debentures	-	-	-	12,864	-	-	12,864
Total	7,468	-	-	109,154	500	-	117,122

24

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2017 and 2016

20.	Nature and extent of risk arising from financial instruments (Continued from previous page)

Foreign currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in United States dollars:

	2017	2016
Cash	$171	$65
Debentures	$4,770	$4,870

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on their fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bears interest that fluctuates with LIBOR. The credit facilities have a LIBOR floor of 1.5% & 2.0% for Credit Facility – Liquid and Credit Facility – Others, respectively. As at December 31, 2017, LIBOR is 1.56% (December 31, 2016 – 0.77%). A 0.50 basis point increase in LIBOR would increase funding interest expense by $146.

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

Other price risk

Other price risk is the risk that changes in market prices, including commodity or equity prices, will have an effect on future cash flows associated with financial instruments. The cash flows associated with financial instruments of the Company are not exposed to other price risk.

21.	Commitments, contingencies and guarantees

Commitments

The Company has entered into various premises lease agreements with estimated minimum annual payments as follows:

	2018	2019	2020	2021	Thereafter	Total
Estimated lease payments	1,224	1,155	683	85	340	3,487

Contingencies

The Company is subject to various lawsuits of which it is Management's opinion that final determination of any such claims will not have a material effect on its financial position or results.

Guarantees

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

22.	Share-based compensation

(a)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. On September 15, 2017, the Company’s shareholders approved an amendment to increase the maximum number of common shares reserved for issuance under the Plan to the greater of i) 15% of the number of common shares issued and outstanding of the Company and ii) 3,200,000. The exercise price of an option is set at the time that such option is granted under the Plan.

Each option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of expiry, based on a maximum term of eight years.

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Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2017 and 2016

22.	Share-based compensation (Continued from previous page)

(a)	Options (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

		Weighted	Weighted		Weighted
	Options	Average	Average	Options	Average
	Outstanding	Grant Date	Exercise	Exercisable	Exercise
	(000s)	Fair Value $	Price $	(000s)	Price $
As at December 31, 2015	1,506		5.17	567	2.44
Options granted	1,127	0.63	1.89
Exercised	(118)		2.10
Forfeited	(213)		3.56
As at December 31, 2016	2,302		3.50	767	4.01
Options granted	984	1.87	4.60
Exercised	(62)		2.39
Forfeited	(125)		5.67
As at December 31, 2017	3,099		3.80	1,529	3.85

The above noted options have maturity dates ranging from November 2021 to December 2024.

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the year ended	For the year ended
	December 31, 2017	December 31, 2016
Exercise price (dollars)	$2.31 – 7.91	$1.89 – 3.21
Risk-free interest rate	1.08 – 1.90%	0.53 – 1.35%
Expected life	5 years	5 years
Expected volatility in market price of shares	50%	40 - 50%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

These options generally vest either immediately or monthly over a three to four year period after an initial one year cliff. Volatility is estimated using historical data of comparable publicly traded companies operating in a similar segment.

Total share-based compensation costs related to options and RSUs for the year ended December 31, 2017 were $1,343 (2016 - $1,067).

(b)	Restricted share units

RSUs are granted to executives and other key employees. The value of an RSU at the grant date is equal to the value of one of the Company’s common shares. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. The maximum aggregate number of common shares issuable from treasury by the Company pursuant to the RSU Plan is 200,000.

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Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2017 and 2016

22.	Share-based compensation (Continued from previous page)

(b)	Restricted share units (Continued from previous page)

Details of outstanding RSUs as at December 31, 2017 are as follows:

Number of RSUs (000s)
Outstanding, January 1, 2016	100
Granted	73
Expired	(28)
Outstanding, December 31, 2016	145
Granted	71
Converted	(41)
Forfeited	(30)
Outstanding, December 31, 2017	145

(c)	Warrants

		Weighted
		Average	Weighted		Weighted
	Warrants	Grant Date	Average	Warrants	Average
	Outstanding	Fair	Exercise	Exercisable	Exercise
	(000s)	Value $	Price $	(000s)	Price $
As at December 31, 2015	182		4.89	182	4.89
Warrants granted	1,696	1.23	2.69
As at December 31, 2016	1,878		2.90	881	2.84
Warrants expired	(98)	0.90	7.35
As at December 31, 2017	1,780		2.66	783	2.28

The 1,779,453 warrants noted above have maturity dates ranging from February to September, 2025.

On January 25, 2016, in connection with the Postmedia Agreement, Mogo has issued Postmedia five year warrants to acquire 1,196,120 common shares of Mogo at an exercise price of $2.96. 50% of the warrants vest in equal instalments over three years while the remaining 50% vest in three equal instalments based on Mogo achieving certain quarterly revenue targets. The initial fair value of these warrants is recognized as contributed surplus over the vesting period. Mogo received $1.2 million for the warrants.

On December 14, 2016, the Company’s board of directors approved certain amendments to the Credit Facility Liquid. The amendments include an extension of the origination period until December 31, 2018 (the facility's maturity date remains due in September 2020), an increase in the effective advance rates, certain improvements to the financial covenants, changes to the manner in which the interest rates therein are calculated and certain other minor amendments to related agreements (the "Facility Amendments").

In connection with the Facility Amendments, the board of directors has also approved an amendment to the exercise price of the outstanding warrants to purchase 83,333 common shares originally issued on September 1, 2015 (the "Existing Warrants") to Drawbridge Special Opportunities Fund LP, an affiliate of Fortress Credit Co LLC (the "Holder") and the issuance of additional warrants to purchase up to 500,000 common shares (subject to customary anti-dilution provisions) to the Holder, which are exercisable for a period of five years from the date of issuance (the "New Warrants"). The exercise price of the New Warrants is $2.05. A net equity settlement option based on share prices on the open market at the time of the transaction and the exercise price attached to the outstanding warrants is treated as a derivative financial liability and the fair value movement during the period is recognized in the consolidated statement of comprehensive loss.

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Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2017 and 2016

22.	Share-based compensation (Continued from previous page)

(c)	Warrants (Continued from previous page)

The exercise price of the Existing Warrants was amended to $2.05, which is greater than the five-day volume weighted average price of Mogo's common shares listed on the Toronto Stock Exchange (the "TSX") as of the date of the warrant amendment agreement. The amendment of the Existing Warrants became effective on December 30, 2016.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the year ended	For the year ended
	December 31, 2017	December 31, 2016
Exercise price (dollars)	$2.05 – 2.96	$2.05 - 2.96
Risk-free interest rate	0.64 - 2.10%	0.64 - 1.58%
Expected life	2-10 years	2-10 years
Expected volatility in market price of shares	50 - 55%	50-55%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

23.	Cash flow changes from financing activities

Details of changes in financing activities for the year ended December 31, 2017 are as follows:

			Non-cash changes
	January 1,			Foreign	Fair Value/	December 31,
	2017	Cash flows	Conversion	exchange	Amortization	2017
Share capital	45,655	24,397	1,337	-	-	71,389
Credit facility	45,943	10,642	-	-	525	57,110
Debentures	40,092	5	-	(417)	-	39,680
Convertible debenture	-	12,460	-	-	404	12,864
Derivative financial liability	490	-	-	-	2,207	2,697
Total	132,180	47,504	1,337	(417)	3,136	183,740

24.	Subsequent events

Subsequent to the year ended December 31, 2017, the Company issued 398,600 common shares in connection with the conversion of $1,993 in principal of convertible debentures. The convertible debentures were converted, at the option of the holders, at the Conversion Price.

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